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                                                          SEC FILE NUMBER

                                                              0-26192
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                                                            CUSIP NUMBER

                                                            64111E 10 1
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING



(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                  For Period Ended: June 30, 2001
                                   ---------------------------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Net4Music Inc.

Former Name if Applicable

         Coda Music Technology Inc.

Address of Principal Executive Office (Street and Number)

         6210 Bury Drive

City, State and Zip Code

         Edina, MN 55346

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On April 25, 2001, Net4Music Inc. (the "Registrant") filed a Form S-3 registration statement (the "Filing") primarily covering the original issuance of securities to be delivered upon the exercise of certain derivative securities previously issued by the Registrant pursuant to Regulation S. Subsequent thereto, the Securities and Exchange Commission (the "SEC") notified the Registrant that it would be conducting a review of the Filing and of documents incorporated therein by reference.
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         In connection with its review of the Registrant's financial statements, the SEC has notified the Registrant that it believes the Registrant should restate certain items in its financial statements to better reflect certain events resulting from the Registrant's reverse acquisition transaction completed on October 19, 2000. (See below for a more complete explanation of this transaction.) These changes will impact the Registrant's Forms 10-QSB for the quarters ended March 31, 2001 and June 30, 2001, respectively, and the Registrant's Form 10-KSB for the fiscal year ended December 31, 2000. The Registrant, in consultation with the SEC and its independent accountants, are currently considering the Registrant's response to the SEC's position, and the most appropriate course of action thereto.

         Until the SEC and the Registrant are able to agree on the basis for any necessary adjustments to the Registrant's financial statements, the Registrant is unable to prepare its financial statements for the quarter ended June 30, 2001 in a manner consistent with the Registrant's previously-filed financial statements, as they may be restated. As a result, the Registrant believes that the most appropriate course of action regarding its June 30, 2001 Form 10-QSB is to delay filing such report while the Registrant works with the SEC to determine the basis for restatements to the Registrant's previously-filed financial statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Barbara S. Remley                                    (952)                                      906-3640
         --------------------------------------------         --------------------------                 --------------------------
                       (Name)                                       (Area Code)                               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ ] Yes [X] No

                Form 10-QSB for the quarter ended March 31, 2001
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Registrant's results of operations for the quarter ended June 30, 2001 have substantially changed in comparison with the results of operations for the quarter ended June 30, 2000. On October 19, 2000, the Registrant (f/k/a Coda Music Technology, Inc. ("Coda")) and Net4Music S.A., a French corporation, consummated a reverse acquisition transaction. In accordance with United States GAAP, the Registrant accounted for the transaction as a purchase of the Registrant by Net4Music S.A. As a result, Net4Music S.A.'s financial statements became the Registrant's financial statements. The Registrant's financial statements for the three and six month periods ended June 30, 2000 do not include any of Coda's financial statement information for periods prior to October 19, 2000. The Registrant's financial statement information for all periods subsequent to October 19, 2000 reflect the combined results of operations and statements of financial position for both the Registrant and Net4Music S.A.

                  Additionally, in connection with the SEC's ongoing review of the Registrant's financial statements, it is likely that the Registrant will restate its results of operations and statements of financial position for the quarter ended March 31, 2001 and the fiscal year ended December 31, 2000. The restatements, if any, will also impact the Registrant's results of operations and statement of financial position for the quarter ended June 30, 2001. These restatements will not, however, affect the Registrant's results of operations for the three and six month periods ended June 30, 2000. The restatements will not impact the Company's cash balance or cash flows. Because of the ongoing nature of the SEC's review, the Registrant is unable to estimate the extent of the adjustments that may be required.


                                 Net4Music Inc.
                  (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date    August 14, 2001             By     /s/ Barbara S. Remley
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                                      Barbara S. Remley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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------------------------------------ATTENTION-----------------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).